FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending August 28, 2008

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

 --

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in interests in the
Ordinary share ADRs

of GlaxoSmithKline plc in respect
 of the under-mentioned Person
 Discharging Managerial Responsibility
:-

Mr D J Phelan	Sale of 5,000 ADR shares on 25 August 2008 at a price of $46.08 per ADR share
Sale of 6,090 ADR shares on 25 August 2008 at a price of $46.01 per ADR share

The Company was advised of t
his transaction
 on

28 August
 2008
.

This notification is in accordance with
Disclosure Rule
3.1.4R(1)(a
)
.

S M Bicknell
Company Secretary

28 August
2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date:  August 28, 2008

By: VICTORIA WHYTE

------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc